787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 13, 2013

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Jim O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	TD Asset Management USA Funds Inc. (the “Registrant”) Response to Staff Comments on Post-Effective Amendment No. 48 to Registration Statement on Form N-1A

Securities Act File No. 33-96132

Investment Company Act File No. 811-9086

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on April 25, 2013 regarding Post-Effective Amendment No. 48 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 49 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed with the Commission on March 12, 2013 (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for the Advisor Class of the TDAM Short-Term Bond Fund (the “Fund”), a series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

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May 13, 2013

Prospectus

Summary – Investment Strategies

Comment No. 1: Please revise the Fund’s 80% investment policy in both the summary and statutory Prospectus to make clear that the Fund is primarily invested in non-government debt obligations as opposed to government securities.

Response: As the Fund is an existing fund with existing shareholders, the Fund may not change its 80% policy without approval of the Board of Directors and 60 days’ notice to shareholders. The Registrant believes that the Fund’s 80% policy states clearly what the Fund will invest in for purposes of such policy.

Comment No. 2: Please conform the description of the Fund’s 80% investment policy in the statutory Prospectus to the policy set out in the summary Prospectus to make clear that 80% refers to net assets (plus any borrowings for investments purposes).

Response: The Registrant has made the requested change.

Comment No. 3: Please disclose whether there is any limit on the Fund’s ability to invest in foreign securities.

Response: There is no limit on the Fund’s ability to invest in foreign securities. The Registrant will consider adding a statement that there is no limit on the Fund’s ability to invest in foreign securities in its next annual update for the Fund.

Comment No. 4: Please disclose supplementally the extent to which the Fund is invested in the securities of foreign banks and corporations.

Response: As of May 6, 2013, 10.53% of the Fund’s assets are invested in the securities of foreign banks and corporations.

Comment No. 5: The Staff notes that Banking Industry Risk contains references to assets “backed by U.S. and non-U.S. banks” and to “negative events affecting the worldwide banking industry”. To the extent that foreign banks and foreign corporations are principal investments of the Fund, please provide disclosure about foreign securities risk, separate from Banking Industry Risk.

Response: As requested, the Registrant has added foreign securities risk disclosure to the Prospectus.

Comment No. 6: To the extent that the Fund intends to invest the 20% of its assets not subject to its 80% policy in investments other than debt, please disclose the investments in which such 20% of assets will be invested.

Response: The Fund has no current intention to specifically invest the other 20% of its assets in investments other than debt.

May 13, 2013

Comment No. 7: Please disclose the Fund’s duration policy, if any.

Response: The Fund does not have a duration policy. However, the Investment Manager may take duration into account when making investment decisions, as indicated in the Fund’s investment strategies.

Comment No. 8: Please disclose the current weighted average credit quality of the Fund’s portfolio.

Response: Since the Fund does not have a specific policy with respect to weighted average credit quality, and accordingly the weighted average credit quality will change over time, the Registrant does not believe such disclosure is appropriate. However, for the Staff’s information, as of May 6, 2013, the current weighted average credit rating of the Fund’s portfolio was Aa3/A+.

Comment No. 9: Please explain supplementally the meaning of the following statement: “the Investment Manager will seek to enhance returns by taking advantage of yield differentials among securities.”

Response: The above-referenced statement means that the Investment Manager, using relative yield as compensation for risk, will align issuer and sector allocation based on fundamental credit research and relative yields to enhance the Fund’s return relative to its benchmark index.

Investment Strategies

Comment No. 10: Given that disclosure about the Fund’s use of derivatives appears in the Prospectus, it would appear that the use of derivatives may be a principal investment strategy. Please clarify whether this is the case and, if so, provide specific disclosure in the prospectus clarifying the extent to which the Fund intends to use derivatives and how it intends to use them. This disclosure should be consistent with the Staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “ICI Letter”). In addition, with respect to the Fund’s description of Derivatives Risk, please implement the Staff observations concerning derivatives disclosure set forth in the ICI Letter.

Response: The Registrant notes that although the Fund may utilize futures, credit default swaps, interest rate swaps, total return swaps and other derivative instruments to seek to enhance returns or to hedge against fluctuating interest rates or other risks associated with its investments in fixed income securities, the Registrant has determined that derivatives are a non-principal strategy and, therefore, references to derivatives (including Derivatives Risk) have been removed from the Fund’s principal investment strategies, and disclosure about derivatives strategies and risks have been added to the Fund’s SAI in the section entitled “Investment Policies and Restrictions.”

May 13, 2013

Principal Risks

Comment No. 11: The Fund’s description of Interest Rate Risk refers to fixed income securities specifically. Will the Fund invest only in fixed rate instruments? If so, please revise the Investment Strategies section to make this clear.

Response: The Fund is not limited to investing in fixed rate instruments, and may invest in floating rate instruments. The description of interest rate risk discusses fixed income instruments, as those are more exposed to interest rate risk, but also discusses the interest rate risk applicable to floating rate instruments.

Comment No. 12: Please disclose supplementally the current relative percentages of the Fund’s investments in fixed and variable rate securities.

Response: As of May 6, 2013, the relative percentages of fixed-rate and variable/floating-rate securities held by the Fund were 97.55% and 2.45%, respectively.

Comment No. 13: Given the current rate environment, please explain supplementally why Prepayment Risk and Mortgage-Backed Securities Risk (set forth in the Principal Risks sections of the summary and statutory Prospectus) are viewed as principal risks.

Response: The Fund’s investments in bonds may include bonds subject to prepayment, even in the current rate environment. Similarly, mortgage-backed securities are generally more sensitive to interest rate movements than are other fixed income investments because of the effect that rate movements have on the rate of prepayment. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed securities. Accordingly, the Registrant believes that both Prepayment Risk and Mortgage-Backed Securities Risk are noteworthy risks for this Fund.

Principal Security Types

Comment No. 14: The Staff notes that “fixed income securities (or debt obligations)” is listed as a principal security type. As commented previously, it should be disclosed in the summary section that the Fund will invest primarily in fixed-rate securities.

Response: The principal security type listed is not limited to fixed income securities, but includes debt obligations, as indicated in the heading.

Comment No. 15: The Staff notes that “money market securities” are a principal security type of the Fund. Will the Fund invest in money market funds? If an entry is required in the fee table for Acquired Fund Fees and Expenses, please provide one.

Response: Money market securities refer to individual securities less than one year to maturity. The Fund is not currently invested in money market funds and such investments are therefore a non-principal strategy. As disclosed in the Fund’s SAI, the Fund may invest in money market funds as a non-principal investment strategy.

May 13, 2013

Performance

Comment No. 16: Please revise the disclosure in the Performance section of the Prospectus in light of Item 4(b)(2) of Form N-1A. Specifically, (a) add a statement to the effect that the table shows how the Fund’s average annual returns for 1 year, 5 years, and since inception compare with those of a broad measure of market performance, and (b) delete footnote 2 below the performance table, since this footnote is a repeat of the footnote below the bar chart and Instruction 3(b) to Item 4(b)(2) only indicates that a footnote should be below the bar chart.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

How to Buy and Sell Shares

Comment No. 17: In “How to Buy Shares”, please make clear that orders and payments may be received by the Fund or a Financial Intermediary.

Response: The Registrant confirms that the disclosure has been revised to make clear that shares of the Fund may be purchased, sold (redeemed) or exchanged through the Fund or a financial intermediary.

Comment No. 18: In “How to Buy Shares”, the following statement is a description of what is commonly called “mirror,” “echo,” or “proportional” voting: “If you do not give your Financial Intermediary voting instructions, your Financial Intermediary may vote your shares proportionately in accordance with the votes cast by other shareholders for whom your Financial Intermediary acts.” Please revise the aforementioned sentence in light of the fact that as a general matter, voting of uninstructed shares on non-routine matters (broker non-votes) is a violation of Rule 452 of the NYSE.

Response: The Registrant agrees with the Staff’s comment and has revised the disclosure by qualifying the statement to indicate that a Financial Intermediary may only vote shares with respect to certain proposals.

Comment No. 19: In “How to Buy Shares” and “How to Sell Shares”, please disclose that the Fund or a financial intermediary who is “authorized to consummate transactions” by a Fund is required to do so at a price based on NAV next computed after such intermediary receives the order, as required by Rule 22c-1 under the 1940 Act.

Response: Disclosure has been updated to make clear that Fund shares will be bought and sold (redeemed) at the next NAV per share computed after a Fund or Financial Intermediary receives the redemption request.

Shareholder Information

Comment No. 20: In the section entitled “Shareholder Information – Pricing Your Shares”, please revise the description of fair value procedures to make clear that fair value procedures are both approved and monitored by the Board of Directors.

Response: The Registrant has revised the disclosure to indicate that the fair value procedures will be approved by the Board on at least an annual basis.

May 13, 2013

SAI

Comment No. 21: Disclose how the Fund will avoid the characterization of its options as senior securities under Section 18(g).

Response: The Registrant has added a section regarding asset coverage requirements for derivative transactions.

Comment No. 22: Please revise Fundamental Investment Restriction (5), which states that the Fund will not “invest more than 25% of its total assets, taken at market value, in the securities of issuers in any particular industry (excluding the U.S. government and its agencies and instrumentalities)”, with the definition of concentration from Instruction 4 to Item 9(b)(1) of Form N-1A.

Response: The Fundamental Investment Restriction may not be changed without shareholder approval.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8813.

Sincerely,

/s/ Diana N. Huffman

Diana N. Huffman

Enclosures

cc:	Michele Teichner, TDAM USA Inc.

Margery K. Neale, Willkie Farr & Gallagher LLP

Elliot J. Gluck, Willkie Farr & Gallagher LLP